August 2026 Supplemental Index Fact Sheet to the S&P 500® Futures Adaptive Response Indices Supplement No. 2, the Prospectus Supplement and the Prospectus, each as may be amended from time to time, that form a part of Registration Statement No. 333-284538

Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-284538

S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER

Overview

This section constitutes only a brief overview of the S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER. See "About This Supplemental Index Fact Sheet" below.

The S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER (current Bloomberg symbol: "SPAR35V6 Index") attempts to provide exposure to the S&P 500® Futures Excess Return Index with a rules-based overlay that adjusts exposure to the S&P 500® Futures Excess Return Index on a daily basis. The objective of these rules, taken collectively, is to create an index that provides for volatility-adjusted exposure to the S&P 500® Futures Excess Return Index, coupled with further adjustments based on calendar-based signals and price patterns, subject to a maximum exposure of 450% and a maximum daily change in leverage of 100%. In addition, the index is subject to a daily decrement of 6.0% per annum.

We have derived all information contained in this supplemental index fact sheet regarding the index from publicly available information. Additional information about the index is available on the following website: https://www.spglobal.com/spdji/en/indices/multi-asset/sp-500-futures-35-vt-adaptive-response-6-decrement-index/#overview. We are not incorporating by reference the website or any material it includes in this supplemental index fact sheet.

Quick Facts, Historical Performance, and Annualized Return

Sponsor	S&P Dow Jones Indices LLC
Calculation Agent	S&P Dow Jones Indices LLC
Index Currency	USD
Reuters Ticker	.SPAR35V6
Bloomberg Ticker	SPAR35V6
Rebalancing	Daily
Geographical Coverage	US
Type	Excess Return
Launch Date	July 24, 2026
History Available Since	January 4, 2000


600
500
400
300
200
100
0
Jan-21
Jul-21
Jan-22
Jul-22
Jan-23
Jul-23
Jan-24
Jul-24
Jan-25
Jul-25
Jan-26
Jul-26

	1 Year*	3 Years*	5 Years*	Since Jan 4, 2021*
Annualized Return**	16.0%	3.6%	2.4%	9.1%

Monthly and Annual Returns*

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2022	-12.4%	-5.1%	5.8%	-16.5%	1.5%	-11.1%	12.8%	-7.7%	-14.9%	11.7%	4.8%	-9.9%	**-38.0%**
2023	10.1%	-5.5%	7.2%	2.1%	-1.0%	16.4%	7.4%	-8.6%	-17.8%	-8.7%	22.4%	12.1%	**32.8%**
2024	-0.4%	15.7%	8.8%	-15.9%	12.2%	10.5%	3.4%	-5.2%	-0.2%	-5.2%	19.2%	-13.5%	**24.9%**
2025	4.4%	-5.4%	-16.3%	-14.7%	5.4%	6.6%	3.1%	2.5%	8.8%	4.7%	-1.4%	-1.3%	**-7.3%**
2026	3.1%	-4.7%	-16.9%	19.4%	12.1%	-5.1%	-1.5%						**2.1%**

Average Weekly Exposure to the S&P 500® Futures Excess Return Index for July 2026

7/1 - 7/2	7/6 - 7/10	7/13 - 7/17	7/20 - 7/24	7/27 - 7/31
272%	242%	248%	265%	332%

* Historical information begins July 24, 2026 (the index launch date delineated by the red line in the chart). Hypothetical performance data, which was used for all data prior to July 24, 2026, was obtained from the index sponsor's website, without independent verification. **You should not take the hypothetical performance data or historical performance data as an indication of future performance.**

** Annualized return represents the average rate of return per annum of the index during the applicable time period.

Your investment in securities linked to the index involves certain risks. See "Selected Risk Factors" on the following page to read about investment risks relating to such securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this supplemental index fact sheet, the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying S&P 500® Futures Adaptive Response Indices Supplement No. 2, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

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August 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplemental Index Fact Sheet Dated August 10, 2026 Selected Risk Factors An investment in securities linked to the index is subject to the risks described below as well as the risks and considerations described in the accompanying S&P 500 ® Futures Adaptive Response Indices Supplement No . 2 , the applicable pricing supplement, the applicable product supplement, if any, the applicable general terms supplement, if any, the accompanying prospectus supplement and the accompanying prospectus . The following risk factors are discussed in greater detail in the accompanying S&P 500 ® Futures Adaptive Response Indices Supplement No . 2 . References below to : (1) “underlying futures index” mean the "S&P 500 ® Futures Excess Return Index" ; (2) “reference index” mean the “S&P 500 ® Index” ; and (3) "underlier stock" refer to the stocks that comprise the reference index . • The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes • Your Notes Are Subject to the Credit Risk of GS Finance Corp., As Issuer, and the Credit Risk of The Goldman Sachs Group, Inc., As Guarantor • The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors • If the Value of an Index Changes, the Market Value of Your Notes May Not Change in the Same Manner • You Have No Shareholder Rights or Rights to Receive Any Underlier Stock • Notes Linked to the Index Are Not Suitable For All Investors and Should Be Purchased Only By Investors Who Understand Leverage Risk ; the Index May Have Leveraged Exposure to the Underlying Futures Index in Falling Stock Markets • The Index Is Subject to Risks Associated With Leveraged Exposure and There Is a Greater Risk You Will Receive Less Than the Face Amount of Your Notes Relative to Notes Linked to the Underlying Futures Index, Assuming All Other Terms Remain the Same • The Index is Subject to Risks Associated With a Cap on the Daily Change in Leverage • There Is No Assurance that Calculating Realized Volatility as the Average of Short - Term Volatility and Long - Term Volatility Is the Best Way to Measure Realized Volatility • There Is No Guarantee that the Index Will Achieve the Volatility Target • The Index Is Subject to Risks Associated With the Use of Signals • The Index Is Subject to Risks Associated With Turn - of - the - Month Signals • The Index Is Subject to Risks Associated With the Mean Reversion Signal • The Index Is Subject to Risks Associated With the Federal Open Markets Committee Schedule Signal • The Index May Be Significantly Uninvested • The Level of the Index Reflects a Per Annum Daily Decrement • The Amount of the Decrement Applied to the Index May Outweigh Any Intended Benefits of the Decrement Feature • The Index May Not Be Successful or Outperform Any Alternative Strategy that Might Be Employed in Respect of the Underlying Futures Index • The Index May Realize Significant Losses if It Is Not Consistently Successful in Increasing Exposure to the Underlying Futures Index in Advance of Increases in the Underlying Futures Index and Reducing Exposure to the Underlying Futures Index in Advance of Declines in the Underlying Futures Index • An Affiliate of GS Finance Corp. Coordinated with the Index Sponsor in the Development of the Index • The Index Has a Limited Operating History • If the Closing Level of the Index Becomes Zero or Negative, the Closing Level of the Index Will Remain Zero, Which Could Adversely Impact the Amount Payable on Your Notes and You May Lose Your Entire Investment in the Notes • Under Certain Circumstances, Your Notes May Have a Higher Risk of Automatic Redemption Than Notes Linked to the Underlying Futures Index • The Underlying Futures Index Is Expected to Underperform the Total Return Performance of the S&P 500® Index Because of an Implicit Financing Cost • The Policies of the Index Sponsor and Changes that Affect the Underlying Futures Index or the Securities Comprising the Reference Index Could Affect the Payment Amount on Your Notes and Their Market Value • Except to the Extent The Goldman Sachs Group, Inc . Is One of the Companies Whose Common Stock Comprises the Reference Index, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Issuers of Securities Comprising the Reference Index or Own the Underlying Asset, There Is No Affiliation Between Us and the Issuers of Securities Comprising the Reference Index • Linking to an Equity Futures Contract Is Different from Linking to the Index or the Underlying Futures Index • Negative Roll Yields Will Adversely Affect the Level of the Index Over Time and Therefore the Amount Payable on the Notes • Futures Contracts Are Not Assets with Intrinsic Value • You Have No Rights in Any Futures Contract Tracked By the Underlying Futures Index • Owning the Notes Is Not the Same as Directly Owning the Index Stocks or Futures Contract Directly or Indirectly Tracked by the Underlying Futures Index • Suspension or Disruptions of Market Trading in Stocks or Futures Contracts May Adversely Affect the Value of the Notes • The Tax Consequences of an Investment in Your Notes Are Uncertain S - 2

August 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplemental Index Fact Sheet Dated August 10, 2026 About This Supplemental Index Fact Sheet GS Finance Corp . may use this supplemental index fact sheet in the initial sale of the securities . In addition, Goldman Sachs & Co . LLC (GS&Co . ), or any other affiliate of GS Finance Corp . , may use this supplemental index fact sheet in a market - making transaction in a security after its initial sale . Unless GS Finance Corp . or its agent informs the purchaser otherwise in the confirmation of sale, this supplemental index fact sheet is being used in a market - making transaction . This supplemental index fact sheet constitutes a supplement to the documents listed below and therefore should be read in conjunction with such documents: • S&P 500 ® Futures Adaptive Response Indices Supplement No. 2 dated July 27, 2026 • Prospectus Supplement dated February 14, 2025 • Prospectus dated February 14, 2025 We have not authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference in this supplemental index fact sheet, the accompanying S&P 500 ® Futures Adaptive Response Indices Supplement No . 2 , the accompanying prospectus supplement or the accompanying prospectus . We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide . This supplemental index fact sheet is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so . The information contained in this supplemental index fact sheet, the accompanying S&P 500 ® Futures Adaptive Response Indices Supplement No . 2 , the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents . S - 3

August 2026 S&P 500® Futures 35% VT Adaptive Response 6% Decrement Index (USD) ER Supplemental Index Fact Sheet Dated August 10, 2026 Disclaimer The S&P 500 ® Futures 35 % VT Adaptive Response Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 4 % Decrement Index (USD) ER and the S&P 500 ® Futures 35 % VT Adaptive Response 6 % Decrement Index (USD) ER are products of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and have been licensed for use by GS Finance Corp . (“Goldman”) . S&P®, S&P 500 ®, US 500 , The 500 , iBoxx®, iTraxx® and CDX® are trademarks of S&P Global, Inc . or its affiliates (“S&P”) ; Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by Goldman . It is not possible to invest directly in an index . Goldman’s notes are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”) . S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500 ® Futures 35 % VT Adaptive Response Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 4 % Decrement Index (USD) ER and the S&P 500 ® Futures 35 % VT Adaptive Response 6 % Decrement Index (USD) ER to track general market performance . Past performance of an index is not an indication or guarantee of future results . S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500 ® Futures Adaptive Response 35 % VT Index, the S&P 500 ® Futures Adaptive Response 35 % VT 4 % Decrement Index and the S&P 500 ® Futures Adaptive Response 35 % VT 6 % Decrement Index is the licensing of these indices and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors . The S&P 500 ® Futures 35 % VT Adaptive Response Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 4 % Decrement Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 6 % Decrement Index (USD) ER, the S&P 500 ® Futures Excess Return Index and the S&P 500 ® Index are determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes . S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500 ® Futures 35 % VT Adaptive Response Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 4 % Decrement Index (USD) ER and the S&P 500 ® Futures 35 % VT Adaptive Response 6 % Decrement Index (USD) ER . S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the notes . There is no assurance that investment products based on the S&P 500 ® Futures 35 % VT Adaptive Response Index (USD) ER, the S&P 500 ® Futures 35 % VT Adaptive Response 4 % Decrement Index (USD) ER and the S&P 500 ® Futures 35 % VT Adaptive Response 6 % Decrement Index (USD) ER will accurately track index performance or provide positive investment returns . S&P Dow Jones Indices LLC is not an investment adviser, commodity trading advisory, commodity pool operator, broker dealer, fiduciary, “promoter” (as defined in the Investment Company Act of 1940 , as amended), “expert” as enumerated within 15 U . S . C . Α 77 k(a) or tax advisor . Inclusion of a security, commodity, crypto currency or other asset within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, commodity, crypto currency or other asset, nor is it considered to be investment advice or commodity trading advice . SPDJI provides indices that use environmental, social and/or governance (ESG) indicators (including, without limit, business involvement screens, conformance to voluntary corporate standards, GHG emissions data, and ESG scores) to select, weight and/or exclude constituents . ESG indicators seek to measure a company’s, or an asset’s performance, with respect to E, S and/or G criteria . ESG indicators are derived from publicly reported data, modelled data, or a combination of reported and modelled data . ESG indicators are based on a qualitative assessment due to the absence of well - defined uniform market standards and the use of multiple methodologies to assess ESG factors . No single clear, definitive test or framework (legal, regulatory, or otherwise) exists to determine labels such as, ‘ESG’, ‘sustainable’, ‘good governance’, ‘no adverse environmental, social and/or other impacts’, or other equivalently labelled objectives . Therefore, the exercise of subjective judgment is necessary . Different persons may classify the same investment, products and/or strategy differently regarding the foregoing labels . S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500 ® FUTURES 35 % VT ADAPTIVE RESPONSE INDEX (USD) ER, THE S&P 500 ® FUTURES 35 % VT ADAPTIVE RESPONSE 4 % DECREMENT INDEX (USD) ER AND THE S&P 500 ® FUTURES 35 % VT ADAPTIVE RESPONSE 6 % DECREMENT INDEX (USD) ER OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO . S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN . 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